

September 22, 2011

Via Facsimile
Mr. Zachary Nelson
President and Chief Executive Officer
NetSuite Inc.
2955 Campus Drive, Suite 100
San Mateo, CA 94403

> **Re:** **NetSuite Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **Form 10-Q for the Quarterly Period Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 001-33870**

Dear Mr. Nelson:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 12 – Stock-based Compensation

Stock Options, page 76

1. We note that you use the simplified method to estimate the expected term of your stock options. Considering the extent of your exercise activity since your initial public offering, clarify for us why you continue to believe that it is appropriate to use the

simplified method rather than using historical information. Also, tell us when management expects that sufficient historical information will be available. Refer to Question 6 of SAB Topic 14.D.2.

Form 10-Q for the Quarterly Period Ended June 30, 2011

Item 1. Financial Statements

Note 2 – Basis of Presentation

Funds Held for Customers and Customer Funds Obligations, page 5

2. We note that during the first quarter of 2011, you took over the provisions of the payroll services and as a result, you hold funds collected from payroll customers in order to pay the appropriate taxing authorities on the customer's behalf. We further note that you report these funds as an asset with a corresponding tax liability on your balance sheet. Please confirm whether you have legal ownership of the funds collected by payroll customers.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

3. We note that in Exhibit 99.1 of your Form 8-K filed on July 28, 2011, you quantify calculated billings. Please tell us the extent to which you use this information as a key indicator in managing your business and whether you believe that this information contributes meaningfully to understanding and evaluating your company. As part of your response, tell us what consideration you gave to disclosing the amount of calculated billings, including an explanation of how it is calculated, in your MD&A. Refer to Section III.B.1 of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Zachary Nelson
NetSuite Inc.
September 22, 2011
Page 3

 In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

 Sincerely,

 /s/ Patrick Gilmore

 Patrick Gilmore
 Accounting Branch Chief